EXHIBIT 21.1
SUBSIDIARIES OF THE BEAUTY HEALTH COMPANY

Name of Subsidiary	State or Jurisdiction of Incorporation
LCP Edge Intermediate, LLC	Delaware
Edge Systems Holdings Corporation	Delaware
Edge Systems Intermediate, LLC	Delaware
Esthetic Medical Inc.	California
HydraFacial LLC	California
The HydraFacial Company Mexico Holdings, LLC	Delaware
The HydraFacial Company MX, S. de R.L. de C.V.	Mexico
HydraFacial Australia and New Zealand Pty Ltd.	Australia
HydraFacial France	France
The HydraFacial Company Iberia, S.L.U	Spain
The HydraFacial (Hong Kong) Company Limited	Hong Kong
HydraFacial Trading (Shanghai) Co., Ltd.	China
Hydrafacial Canada Esthetic Products Inc.	Canada
HydraFacial Germany GmbH	Germany
HydraFacial UK Limited	United Kingdom